U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 3
                                       TO
                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                           FENWAY INTERNATIONAL, INC.,
                              a Nevada corporation
             (Exact name of registrant as specified in its charter)


           NEVADA                                       84-1426038
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


308-409 Granville Street, Vancouver, British Columbia, Canada        V6C 1T2
(Address of registrant's principal executive offices)               (Zip Code)


                                  604.844.2265
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:


 Title of Each Class                           Name of Each Exchange on which
 to be so Registered:                          Each Class is to be Registered:
 --------------------                          -------------------------------
         None                                               None

Securities to be registered under Section 12(g) of the Act:

Common Stock, Par Value $.001
(Title of Class)



                                   Copies to:

                              Thomas E. Stepp, Jr.
                             Stepp & Beauchamp, LLP
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile: 949.660.9010

                           Fenway International, Inc.,
                              a Nevada corporation

        Index to Amendment No. 3 to Registration Statement on Form 10-SB

Item Number and Caption                                                     Page
-----------------------                                                     ----
 10.               Recent Sales of Unregistered Securities                     3

                   Signatures                                                  5


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




Item 10.  Recent Sales of Unregistered Securities

There have been no sales of unregistered securities within the last three (3) years which would be required to be disclosed pursuant to Item 701 of Regulation S-B, except for the following:

On or about May 27, 1998, the Company sold 9,000,000 shares of its $0.001 par value common stock for $0.01 per share. The shares were issued in reliance upon the exemption from the registration and prospectus delivery requirements of the Securities Act of 1933 set forth in Section 3(b) of that act and Rule 504 of Regulation D promulgated by the Securities and Exchange Commission. The offering price for the shares was arbitrarily set by the Company and had no relationship to assets, book value, revenues or other established criteria of value. There were no commissions paid on the sale of shares. The net proceeds to the Company were $90,000. The Company issued 2,000,000 shares of its $.001 par value common stock to Raghbir Kahbra, a director of the Company, as part of this offering. Because Mr. Kahbra is a director of the Company, the shares of $.001 par value common stock issued to Mr. Kahbra are subject to Rule 144 restrictions on resale or transfer.

On or about August 10, 1998, the Company entered into an Agreement of Purchase and Sale of Assets with Fenway Resources Ltd. for the purpose of acquiring substantially all of the assets of Fenway Resources Ltd. The Company issued 7,644,067 shares of its $.001 par value common stock to Fenway Resources Ltd. in exchange for the assets of Fenway Resources Ltd., in reliance on the exemption specified by the provisions of Section 4(2) of the Securities Act of 1933. Fenway Resources Ltd. was the only party which received shares pursuant to this issuance. A copy of that agreement was attached to Amendment No. 1 which was filed on August 13, 1999 as Exhibit 10.2. The Company provided Fenway Resources Ltd. with complete access to all of the Company's books and records, including financial statements.


On or about September 2, 1998, the Company entered into a subscription agreement with G.I. Joe Limited, a United Kingdom corporation ("G.I. Joe"), affiliates of which include Norhinder Singh and Karmit Kajr, whereby G.I. Joe would purchase 500,000 shares of the Company's $.001 par value common stock at $0.25 per share. At the time the subscription agreement was entered into, only a partial payment of the total subscription amount was provided to the Company and, therefore, no shares of the Company's $.001 par value common stock were issued to G.I. Joe in September 1998. On or about February 4, 1999, the Company received the remaining, unpaid balance of the subscription amount from G.I. Joe for those 500,000 shares and those 500,000 shares were issued to G.I. Joe in July 1999. Those 500,000 shares were issued in reliance upon an exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is set forth in Section 3(b) of that Act and Rule 504 of Regulation D promulgated by the Securities and Exchange Commission. The Company has issued stop transfer instructions to the Company's Transfer Agent restricting transfer of those 500,000 shares issued to G.I. Joe until the Company files an appropriate registration statement with the Securities and Exchange Commission for those 500,000 shares and such registration statement is determined to be effective by the Securities and Exchange Commission.

On or about October 29, 1998, the Company sold 2,798 shares of its $0.001 par value common stock for $3.00 per share to Mr. H. Scott (2,128 shares) and Mr. K. Brause (670 shares). The shares were issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933 set forth in Section 3(b) of that act and Rule 504 of Regulation D promulgated by the Securities and Exchange Commission. The offering price for the shares was arbitrarily set by the Company and had no relationship to assets, book value, revenues or other established criteria of value. There were no commissions paid on the sale of shares. The net proceeds to the Company were $8,394.


On or about February 24, 1999, the Company sold 2,000 shares of its $.001 par value common stock for $3.00 per share, for an aggregate total of $6,000. On or about March 16, 1999, the Company sold 5,000 shares of its $.001 par value common stock for $3.00 per share, for an aggregate total of $15,000. On or about March 17, 1999, the Company sold 4,000 shares of its $.001 par value common stock for $3.00 per share, for an aggregate total of $12,000. On or about March 30, 1999, the Company sold 9,000 shares of its $.001 par value common stock for $3.00 per share, for an aggregate total of $27,000. On or about April 12, 1999, the Company sold 9,000 shares of its $.001 par value common stock for $3.00 per share, for an aggregate total of $27,000. The shares of $.001 par value common stock sold on April 12, 1999 were subject to the March 1999 Rule 504 Amendments.


The shares were issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933 set forth in Section 3(b) of that act and Rule 504 of Regulation D promulgated by the Securities and Exchange Commission. The offering price for the shares was arbitrarily set by the Company and had no relationship to assets, book value, revenues or other established criteria of value. There were no commissions paid on the sale of shares.

                                   SIGNATURES


     In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, the undersigned has duly caused this Amendment No. 3 to Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, Canada, on November __, 1999.

                                                     Fenway International, Inc.,
                                                     a Nevada corporation


                                                     By: /s/ H. John Wilson
                                                        ------------------------
                                                              H. John Wilson
                                                     Its:     President



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